EXHIBIT 99.1

NEWS RELEASE DATED APRIL 19, 2011

MILL CITY GOLD CORP. OPTIONS SIX PROPERTIES IN TOMBSTONE GOLD
BELT FROM STRATEGIC METALS LTD.

April 19, 2011 – Mill City Gold Corp. (TSX-V:MC) ("Mill City" and/or the “Company”) announces that it has entered into an option agreement with Strategic Metals Ltd. (TSX-V:SMD) ("Strategic Metals"), under which  Mill City has been granted the  right to acquire a 100% interest in the Track, Marny, Black, Ham, Hobo and Ross properties.  The properties are located in west-central Yukon Territory and are prospective for gold.

Under the terms of the agreement, Mill City can exercise the option by: i) paying Strategic Metals an aggregate of $1 million on or before March 31, 2013, and ii) issuing Strategic Metals 5 million of the Company’s common shares by March 31, 2013.  At Mill City’s election it can reduce the amount of the cash payments by up to one-half by issuing Strategic Metals additional shares, the value of which is equal to the reduced amount of the cash payments.  This option agreement is subject to the approval of the TSX Venture Exchange.

Strategic Metals has retained a 2% net smelter return royalty in any commercial production of precious and base metals from the properties.

All of the optioned properties are located in the Tombstone Gold Belt within the Dawson Mining District.  They comprise a total of 208 mineral claims.

The Tombstone Gold Belt hosts a wide variety of precious metal occurrences, including vein, stockwork, skarn and replacement-style deposits.  The most noteworthy deposits within the belt are; the Fort Knox, True North and Pogo Mines in Alaska; and the former Brewery Creek Mine and the current and former mines comprising the Keno Hill District in Yukon.

The Marny and Track properties are primarily of interest for skarn-style mineralization.  Historical geochemical and geophysical surveys have identified anomalies in sedimentary rocks on the margins of granitic plutons assigned to the Tombstone Suite.  Drilling on the Track property and on claims adjoining the Marny property has confirmed that gold occurs in skarnified horizons along with tungsten and bismuth, which are common gold pathfinders in the Tombstone Gold Belt.

The Black, Ham, Hobo and Ross properties lie between the former Brewery Creek Mine and the IDA-ORO property of Ryan Gold Corp.  All four of these properties cover areas where high-level dykes and/or plugs are thought to intrude sedimentary stratigraphy that includes chemically reactive (limy) sections.  The claims were staked to cover various geophysical and geochemical anomalies that could be indicative of mineral zones developed on the flanks of intrusions or in cupolas above them.  None of these properties has been systematically soil sampled or drill-tested.

Mill City’s 2011 exploration plans for the properties will consist of soil geochemical surveys and systematic prospecting followed up with diamond drilling, if warranted.

The technical information in this news release has been reviewed by Heather Smith, B.Sc., P.Geo., who is a qualified person for the purpose of National Instrument 43-101.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE: This news release includes certain "forward-looking statements".  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Mill City are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those expected by Mill City are those risks described herein and from time to time, in the filings made by Mill City with Canadian securities regulators. Those filings can be found on the Internet at http://www.sedar.com.